UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DIGITAL RIVER, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25388B104

(CUSIP Number)

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Attn:  David A. Breach, P.C.

Jeffrey B. Golden, P.C.

(415) 439-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEPF III AIV V, L.P. (Federal Identification Number: 99-0376541)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,021,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,021,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.0%(1)

14.	Type of Reporting Person PN

(1)   The percentage reported in this Schedule 13D is based upon 33,432,526 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 1, 2013 (as reported in Issuer’s Form 10-Q filed November 8, 2013).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III GP, LLC (Federal Identification Number: 26-0434685)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,021,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,021,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.0%(2)

14.	Type of Reporting Person OO, HC

(2)   The percentage reported in this Schedule 13D is based upon 33,432,526 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 1, 2013 (as reported in Issuer’s Form 10-Q filed November 8, 2013).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEFIIGP, LLC (Federal Identification Number: 52-4171595)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,021,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,021,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.0%(3)

14.	Type of Reporting Person OO, HC

(3)   The percentage reported in this Schedule 13D is based upon 33,432,526 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 1, 2013 (as reported in Issuer’s Form 10-Q filed November 8, 2013).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Robert F. Smith

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,021,941

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 3,021,941

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,941

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 9.0%(4)

14.	Type of Reporting Person IN, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

(4)   The percentage reported in this Schedule 13D is based upon 33,432,526 shares of Common Stock, par value $0.01, of Issuer outstanding as of October 1, 2013 (as reported in Issuer’s Form 10-Q filed November 8, 2013).

This Amendment No. 2 (this “Statement”) amends the Schedule 13D originally filed on July 16, 2012  (the “Schedule 13D”), as amended by Amendment No. 1 filed on May 1, 2013, with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Digital River, Inc., a Delaware corporation (“Digital River”) by (i) VEPF III AIV V, L.P (“Vista AIV”), (ii) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (iii) VEFIIGP, LLC (“VEFIIGP”) and (iv) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Based on Digital River’s Form 10-Q filed November 8, 2013, Digital River had 33,432,526 shares of Common Stock outstanding as of October 1, 2013.

(b) Based on the foregoing, as of November 14, 2013, the 3,021,941 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.0% of the shares of Common Stock issued and outstanding.

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Vista AIV (1)	3,021,941	9.0%	0	3,021,941	0	3,021,941
Vista III GP (2)	3,021,941	9.0%	0	3,021,941	0	3,021,941
VEFIIGP (3)	3,021,941	9.0%	0	3,021,941	0	3,021,941
Robert F. Smith (4)	3,021,941	9.0%	0	3,021,941	0	3,021,941

(1) Listed shares held of record by Vista AIV. Vista AIV has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as General Partner of Vista AIV, (ii) VEFIIGP, as the Senior Managing Member of Vista III GP, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(2) Vista III GP is the General Partner of Vista AIV. Listed shares reflect shares held of record by Vista AIV. Vista III GP has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) VEFIIGP, as the Senior Managing Member of Vista III GP, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(3) VEFIIGP is the Senior Managing Member of Vista III GP. Listed shares reflect shares held of record by Vista AIV. VEFIIGP has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) Vista III GP, as the General Partner of Vista AIV, and (iii) Robert F. Smith, as the sole member of VEFIIGP.

(4) Robert F. Smith is the sole member of VEFIIGP. Listed shares reflect shares held of record by Vista AIV. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) Vista AIV, (ii) Vista III GP, as the General Partner of Vista AIV, and (iii) VEFIIGP, as the Senior Managing Member of Vista III GP.

Each of Vista III GP, VEFIIGP and Mr. Smith, in their respective capacities as the General Partner of Vista AIV, the Senior Managing Member of Vista III GP and the sole member of VEFIIGP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held by Vista AIV.

(c) The following is a list of all purchases or sales of the Common Stock by the Reporting persons during the past 60 days:

(i) On October 31, 2013, Vista AIV sold 200,000 shares of Common Stock in open market transactions at a price of $18.00 per share.

(ii) On November 4, 2013, Vista AIV sold 60,000 shares of Common Stock in open market transactions at a price of $18.00 per share.

(iii) On November 13, 2013, Vista AIV sold 140,000 shares of Common Stock in open market transactions at a price of $18.00 per share.

(iv) On November 14, 2013, Vista AIV sold 75,000 shares of Common Stock in open market transactions at a price of $18.00 per share.

(d) Not applicable.

(e) Not applicable.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2013

VEPF III AIV V, L.P.

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VEFIIGP, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

ROBERT F. SMITH

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact